

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

Via E-mail
Zong Yun Zhou
Chief Financial Officer
SORL Auto Parts, Inc.
No.1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province 325200
People's Republic of China

> **Re:** **SORL Auto Parts, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the quarter ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 000-11991**

Dear Ms. Zhou:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Linda Cvrkel
>
> Linda Cvrkel
> Branch Chief